UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:  000-22905

(Check One)

[X]  Form 10-K  [  ]  Form 20-F  [  ] 11-K  [ ]  Form 10-Q  [  ]  Form 10-D  [  ]  Form N-SAR
[  ]  Form N-CSR

For Period Ended: DECEMBER 31, 2012

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION

Golden Phoenix Minerals, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

7770 Duneville Street, Suite 9
Address of Principal Executive Office (Street and Number)

Las Vegas, NV 89139
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or

[ X ]               subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, Form 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.  (Attach extra Sheets if Needed)

The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 by the prescribed due date because audit procedures in connection with the Registrant’s financial statements have not yet been completed.  The Registrant anticipates that the audit procedures will be completed in sufficient time for the report to be filed on before the fifteenth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Dennis P. Gauger                                                 (702)                                                589-7475
                             (Name)                                                    (Area Code)                                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If the answer is no, identify report(s).

[ X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                           [ X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting a smaller operating loss this fiscal year due to limited funding and due to unusual mineral property acquisition activity reported in the prior fiscal year.

Golden Phoenix Minerals, Inc..
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 29, 2013	By:	/s/ Dennis P. Gauger
	Name:	Dennis P. Gauger
	Title:	Chief Financial Officer